SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Decision Reached on Date and Number of New Stocks Issued in Stock Swap Contract with Internet Research Institute, Inc.” made public on Wednesday, October 17, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 17, 2007	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Corporate Senior Vice President
ORIX Corporation

October 17, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Yui Takamatsu

Tel: +81-3-5419-5044

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Decision Reached on Date and Number of New Stocks Issued in

Stock Swap Contract with Internet Research Institute, Inc.

TOKYO, Japan – October 17, 2007 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, and Internet Research Institute, Inc. (herein referred to as “IRI”), announced today that unconfirmed terms from the announcement titled “ORIX Announces the Conclusion of a Stock Swap Contract with Internet Research Institute, Inc.” released June 21, 2007, have been decided and are as shown below.

1.	Date of Stock Swap
(Previously unconfirmed)
	IRI’s General shareholders meeting for approval of stock swap:	September 26, 2007 (scheduled)
	Date of stock swap (effective date):	November 1, 2007 (scheduled)
	Stock distribution date:	End of December 2007 (scheduled)

(Confirmed)
	IRI’s General shareholders meeting for approval of stock swap:	September 26, 2007 (completed)
	Date of stock swap (effective date):	November 1, 2007
	Stock distribution date:	December 20, 2007

2.	New Stock to be Distributed by ORIX in Stock Swap Contract
(Previously unconfirmed)
	New stock to be distributed by ORIX in stock swap contract:	324,894 common stock (scheduled)

(Confirmed)
	New stock to be distributed by ORIX in stock swap contract:	324,894 common stock

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.